SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of October 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: October 6, 2006	By	/s/ JAIME ALBERTO VELÁSQUEZ B. Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

MORTGAGE SECURITIZATION
Medellín, Colombia. October 6, 2006.
BANCOLOMBIA announces that as of today, it has sold mortgage loans to Titularizadora Colombiana amounting to approximately Ps. 580,000 million. These mortgage loans will be secured by the Titularizadora through the issuance of securities TIPS E-8 in October 2006. The purpose of this transaction is to transfer to the capital markets a portion of the Bank’s mortgage loans, the total value of which in August 2006 was Ps. 1,863,601 million.